FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
PROFIT SHARING PLAN AND TRUST
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1515 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-0404035 PN 002
Accountants’ Report and Financial Statements
December 31, 2007 and 2006

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of  First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 26, 2008

Federal Employer Identification Number:  44-0160260

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets

Investments, At Fair Value	$30,557,259	$29,304,769

Receivables
Employer’s contribution	588	1,766
Interest and dividends	224,289	161,772
Due from broker for securities transferred	-	394,360

	224,877	557,898

Total assets	30,782,136	29,862,667

Liability

Refunds due to excess contributions	5,060	7,384

Net Assets Available for Benefits	$30,777,076	$29,855,283

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Changes in Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investment Income
Net appreciation in fair value of investments	$(1,182,025)	$901,733
Interest and dividends	2,016,650	1,383,240
	834,625	2,284,973

Contributions
Employer	718,552	675,027
Participants	922,462	895,069
Rollovers	14,652	2,249,764

	1,655,666	3,819,860

Total additions	2,490,291	6,104,833

Deductions
Benefits paid directly to participants	1,568,498	1,118,665

Net Increase	921,793	4,986,168

Net Assets Available for Benefits, Beginning of Year	29,855,283	24,869,115

Net Assets Available for Benefits, End of Year	$30,777,076	$29,855,283

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2007 and 2006

Note 1:  Description of Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least one-half year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted.  The Company makes matching contributions calculated as a percentage of the before tax contribution made on behalf of each contributing participant.  The Company determines this percentage each year.  For December 31, 2007 and 2006, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2007 and 2006, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2007 and 2006

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or installments.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 40% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2007 and 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices are used to value mutual funds and common stock.  Participant loans, certificates of deposit, and money market funds are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by First Mid-Illinois Bank & Trust.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on August 7, 2001.  The Plan has not obtained or requested a determination letter.  However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2007 and 2006

Note 3:  Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2007
	Net (Depreciation) in Fair Value During Year	Fair Value at End of Year

Investments at Fair Value as Determined by
Quoted Prices in an Active Market
Mutual funds	$(789,657)	$18,005,971
Common stock	(392,369)	9,021,768

	(1,182,026)	27,027,739

Investments at Cost Which Approximates Market
Money market fund	-	552,920
Certificates of deposit	-	2,527,763
Participant loans	-	448,837

	-	3,529,520

	$(1,182,026)	$30,557,259

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2007 and 2006

	2006
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Investments at Fair Value as Determined by
Quoted Prices in an Active Market
Mutual funds	$833,141	$15,222,121
Common stock	68,592	10,163,444

	901,733	25,385,565

Investments at Cost Which Approximates Market
Money market fund	-	1,711,691
Certificates of deposit	-	1,778,692
Participant loans	-	428,821

	-	3,919,204

	$901,733	$29,304,769

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2007 and 2006

 The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2007	2006

Federated Max Capital Index Fund	$2,706,731	$2,624,262
Vanguard Growth Index Fund	3,025,136	2,404,040
Dodge & Cox Balanced Fund	2,180,766	2,051,854
Oakmark Global I Fund	4,079,675	3,244,005
T. Rowe Price Mid-Cap Value Fund	1,887,959	1,694,318
First Mid-Illinois Bancshares, Inc. common stock	9,021,768	10,163,444
First Mid-Illinois Bank & Trust certificate of deposit	1,852,172	975,842

Interest and dividends realized on the Plan’s investments for the years ended 2007 and 2006 were $2,016,650 and $1,383,240, respectively.

Note 4:  Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2007	2006
Net Assets:
Certificate of deposit	$512,160	$476,326
Interest receivable	1,798	1,467

Net assets	$513,958	$477,793

Changes in net assets:
Contributions	$500,719	$467,384
Interest income	13,239	10,410
Transfers to participant-directed investments	(477,793)	(445,339)

Total additions	$36,165	$32,455

 First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2007 and 2006

Note 5:  Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2007 and 2006, participants held 346,325 and 249,104 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $2,364,332 and $1,452,168 at December 31, 2007 and 2006, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-1149138 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issuer	Description of Investment	Current Value

Certificates of Deposit
First Mid-Illinois Bank & Trust*	4.25% due 12/31/08	$512,160
First Mid-Illinois Bank & Trust*	4.25% due 12/31/08	1,852,172
Central Illinois Bank	4.72% due 12/18/08	163,431
		2,527,763

Common Stock
First Mid-Illinois Bancshares, Inc.*	346,325 Shares	9,021,768

Mutual Funds
Federated Mid Capital Index Fund	58,370 Shares	1,271,297
Federated Max Capital Index Fund	114,838 Shares	2,706,731
Federated Total Return Bond Fund	54,309 Shares	581,110
Fidelity Low Priced Stock Fund	18,156 Shares	746,749
Dodge & Cox Balanced Fund	26,923 Shares	2,180,766
Oakmark Global I Fund	169,281 Shares	4,079,675
Royce Low-Priced Stock Fund	29,642 Shares	438,111
T. Rowe Price Mid-Cap Value Fund	84,059 Shares	1,887,959
T. Rowe Price Retirement 2010 Fund	62 Shares	1,005
T. Rowe Price Retirement 2020 Fund	7,928 Shares	140,084
T. Rowe Price Retirement 2030 Fund	1,716 Shares	32,559
T. Rowe Price Retirement 2040 Fund	1,221 Shares	23,346
T. Rowe Price Retirement 2050 Fund	2,355 Shares	24,662
Vanguard Growth Index Fund	91,036 Shares	3,025,136
Vanguard Windsor II	27,728 Shares	866,781
		18,005,971

Money Market
Federated Prime Obligation Funds #10	24,915 Units	24,915
Federated Prime Obligation Funds #396	513,266 Units	513,266
NTHN Institutional Funds Government Select	14,739 Units	14,739
		552,920

Participant Loans	4.00% to 8.50%	448,837

		$30,557,259

* Represents a party-in-interest to the Plan.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 26, 2008

/s/ William S. Rowland

William S. Rowland
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP